

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 4, 2022

Ning Li
Chief Financial Officer
CNFinance Holdings Ltd.
44/F, Tower G, No. 16 Zhujiang Dong Road
Tianhe District, Guangzhou City,
Guangdong Province 510620
People's Republic of China

> **Re: CNFinance Holdings Ltd.**
> **Amendment No. 2 to Registration Statement on Form F-3**
> **Filed December 6, 2021**
> **File No. 333-259304**

Dear Mr. Li:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 19, 2021 letter.

Amendment No. 2 to Form F-3 filed December 6, 2021

Cover Page

1. We note your disclosure on page 13 that your auditors are not currently inspected by the PCAOB, but that you state on the cover page that the PCAOB "may not have free access to inspect the work" of your auditor. Please revise your disclosure on the cover to clearly state that the PCAOB does not currently have access to inspect your auditor.

2. We note your response to prior comment 2. Please also disclose on the cover page and in the prospectus summary whether your auditor is subject to the determinations announced

by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company.

<u>Our auditor, like other independent registered public accounting firms operating in China, page 13</u>

3.   We note your disclosure that on December 2, 2021, the SEC adopted amendments to finalize the interim final rules adopted earlier on March 24, 2021 relating to the implementation of certain disclosure and documentation requirements of the HFCA Act, or final amendments. Please update to reflect that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

You may contact John Stickel at 202-551-3324 or Erin Purnell at 202-551-3454 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Finance